Exhibit 99.7

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of Potash Corporation of Saskatchewan Inc. (the “Company”), does hereby certify, to such officer’s knowledge, that:

The Annual Report on Form 40-F for the year ended December 31, 2017 (the “Form 40-F”), of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 40-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 26, 2018

By:	/s/ Jochen E. Tilk
Jochen E. Tilk
President and Chief Executive Officer

Date: February 26, 2018

By:	/s/ Wayne R. Brownlee
Wayne R. Brownlee
Executive Vice President, Treasurer and Chief Financial Officer